Exhibit 99.1

Press release

Constellium Reports Second Quarter 2019 Results

Amsterdam – July 24, 2019 – Constellium SE (NYSE: CSTM) today reported results for the second quarter ended June 30, 2019.

Second quarter 2019 highlights:

Shipments of 413 thousand metric tons, up 4% compared to Q2 2018

Revenue of €1.5 billion, up 4% compared to Q2 2018

Net income of €17 million compared to net income of €55 million in Q2 2018

Adjusted EBITDA of €167 million, up 8% compared to Q2 2018

First half 2019 highlights:

Shipments of 826 thousand metric tons, up 5% compared to H1 2018

Revenue of €3.1 billion, up 7% compared to H1 2018

Net income of €41 million compared to net income of €31 million in H1 2018

Adjusted EBITDA of €302 million, up 10% compared to H1 2018

Cash from Operations of €260 million and Free Cash Flow of €126 million in H1 2019

Net debt / LTM Adjusted EBITDA of 4.1x as of June 30, 2019

Project 2019 run-rate cost savings of €68 million achieved as of June 30, 2019

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered record quarterly Adjusted EBITDA of €167 million in the second quarter. Our Aerospace and Transportation and Packaging and Automotive Rolled Products businesses maintained their momentum from the first quarter and each reported record quarterly Adjusted EBITDA, while Automotive Structures and Industry continued to experience incremental costs from new product launches and our footprint expansion. Based on our strong Free Cash Flow performance in the first half, we furthered our deleveraging by announcing in July the redemption of €100 million of our 2021 Senior Notes.”

Mr. Germain continued, “Based on our first half performance and our current outlook for 2019, we are increasing our Adjusted EBITDA guidance to 13% to 15% and our Free Cash Flow guidance to

€125 million to €175 million. As a result, we now expect leverage to fall below 3.8x by the end of

2019. We remain focused on delivering on our long-term Adjusted EBITDA and leverage targets.”

Ryan Wentling – Investor Relations

Phone: +1 (443) 988-0600

investor-relations@constellium.com

Delphine Dahan-Kocher – Communications

Phone: +1 (443) 420 7860

delphine.dahan-kocher@constellium.com

Constellium Press release

Group Summary

	Q2 2019	Q2 2018	Var.	H1 2019	H1 2018	Var.
Shipments (k metric tons)	413	397	4%	826	785	5%
Revenue (€ millions)	1,538	1,474	4%	3,074	2,860	7%
Net income (€ millions)	17	55	n.m.	41	31	n.m.
Adjusted EBITDA (€ millions)	167	155	8%	302	276	10%
Adjusted EBITDA per metric ton (€)	403	389	4%	366	351	4%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the second quarter of 2019, shipments of 413 thousand metric tons increased 4% compared to the second quarter of last year due to higher shipments in the Packaging and Automotive Rolled Products segment, partially due to the consolidation of Bowling Green. Revenue of €1.5 billion increased 4% compared to the second quarter of last year primarily due to improved price and mix and the consolidation of Bowling Green, partially offset by lower metal prices. Net income of €17 million decreased compared to net income of €55 million in the second quarter of 2018. Adjusted EBITDA of €167 million increased 8% from the second quarter of last year primarily on improved results in the Aerospace and Transportation segment, partially offset by weaker results in the Automotive Structures and Industry segment.

For the first half of 2019, shipments of 826 thousand metric tons increased 5% compared to the first half of last year on higher shipments in the Packaging and Automotive Rolled Products segment, partially due to the consolidation of Bowling Green. Revenue of €3.1 billion increased 7% compared to the first half of last year primarily due to the consolidation of Bowling Green and improved price and mix, partially offset by lower metal prices. Net income of €41 million increased compared to net income of €31 million in the first half of 2018. Adjusted EBITDA of €302 million increased 10% compared to the first half of last year on improved results in in the Aerospace and Transportation and the Packaging and Automotive Rolled Products segments, partially offset by weaker results in the Automotive Structures and Industry segment.

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Constellium Press release

Results by Segment

Packaging and Automotive Rolled Products (P&ARP)

	Q2 2019	Q2 2018	Var.	H1 2019	H1 2018	Var.
Shipments (k metric tons)	284	266	7%	565	525	8%
Revenue (€ millions)	821	801	2%	1,649	1,539	7%
Adjusted EBITDA (€ millions)	79	75	6%	138	127	9%
Adjusted EBITDA per metric ton (€)	279	281	(0)%	245	241	2%

Second quarter Adjusted EBITDA increased compared to the second quarter of 2018 primarily due to increased shipments and favorable metal costs, partially offset by weaker price and mix and incremental costs from maintenance and the ramp up of our automotive programs.

For the second quarter of 2019, shipments of 284 thousand metric tons increased 7% from the second quarter of last year on higher shipments of both Packaging and Automotive rolled products, partially due to the consolidation of Bowling Green. Revenue of €821 million increased 2% compared to the second quarter of 2018 primarily due to the consolidation of Bowling Green, offset by lower metal prices.

For the first half of 2019, Adjusted EBITDA of €138 million increased compared to the first half of last year primarily due to higher volumes and favorable metal costs, partially offset by weaker price and mix and incremental costs from maintenance and the ramp up of our automotive programs. Shipments of 565 thousand metric tons increased 8% compared to the first half of last year on higher shipments of both Packaging and Automotive rolled products, partially due to the consolidation of Bowling Green. Revenue of €1.6 billion increased 7% compared to the first half of last year primarily due to the consolidation of Bowling Green, partially offset by lower metal prices.

Aerospace and Transportation (A&T)

	Q2 2019	Q2 2018	Var.	H1 2019	H1 2018	Var.
Shipments (k metric tons)	63	65	(2)%	129	129	(0)%
Revenue (€ millions)	383	356	8%	761	699	9%
Adjusted EBITDA (€ millions)	64	47	38%	116	83	40%
Adjusted EBITDA per metric ton (€)	1,018	726	40%	905	645	40%

3

Constellium Press release

Second quarter Adjusted EBITDA increased as compared to the second quarter of 2018 due to improved price and mix, largely on Transportation, Industry and Other rolled product shipments, and solid cost performance.

For the second quarter of 2019, shipments of 63 thousand metric tons declined from the second quarter of last year on lower Transportation, Industry and Other rolled product shipments, partially offset by higher Aerospace rolled product shipments. Revenue of €383 million increased 8% compared to the second quarter of 2018 primarily due to improved price and mix.

For the first half of 2019, Adjusted EBITDA of €116 million increased compared to the first half of last year on improved price and mix and solid cost performance. Shipments of 129 thousand metric tons was comparable to the first half of last year as higher Aerospace rolled product shipments were offset by lower Transportation, Industry and Other rolled product shipments. Revenue of €761 million increased 9% compared to the first half of last year primarily due to improved price and mix.

Automotive Structures and Industry (AS&I)

	Q2 2019	Q2 2018	Var.	H1 2019	H1 2018	Var.
Shipments (k metric tons)	66	66	1%	132	131	1%
Revenue (€ millions)	347	327	6%	691	644	7%
Adjusted EBITDA (€ millions)	30	39	(25)%	59	75	(22)%
Adjusted EBITDA per metric ton (€)	440	590	(25)%	444	574	(23)%

Second quarter Adjusted EBITDA decreased compared to the second quarter of 2018 primarily due to higher costs related to new product launches and our footprint expansion.

For the second quarter of 2019, shipments of 66 thousand metric tons increased 1% compared to the second quarter of last year as higher Automotive extruded product shipments were offset by lower Other extruded product shipments. Revenue of €347 million increased 6% compared to the second quarter of 2018 primarily due to improved price and mix.

For the first half of 2019, Adjusted EBITDA of €59 million decreased compared to the first half of last year on higher costs related to new product launches and our footprint expansion, partially offset by higher shipments. Shipments of 132 thousand metric tons increased 1% compared to the first half of last year on higher Automotive extruded product shipments. Revenue of €691 million increased 7% compared to the first half of last year primarily due to improved price and mix.

4

Net Income

For the second quarter of 2019, net income of €17 million compared to a net income of €55 million in the second quarter of last year. The change in net income is primarily related to realized and unrealized losses on derivatives in other gains / losses - net, partially offset by lower income tax expense.

For the first half of 2019, net income of €41 million compared to a net income of €31 million in the first half of last year. The change in net income is primarily related to the change in share of income

/ (loss) of joint ventures due to the purchase of Bowling Green in the first half of 2019 and improved gross profit, partially offset by higher selling and administrative expenses.

Cash Flow and Liquidity

Free Cash Flow was an inflow of €126 million for the first half of 2019 compared to an outflow of

€110 million in the same period of the prior year. The change was primarily due to improved working capital performance.

Cash flows from operating activities were €260 million for the first half of 2019 compared to cash flows used in operating activities of €6 million in the same period of the prior year. Constellium increased factored receivables by €25 million in the first half of 2019 compared to a decrease of €7 million in the first half of last year.

Cash flows used in investing activities were €216 million for the first half of 2019 compared to cash flows used in investing activities of €104 million in the first half of 2018. The first half of 2019 cash flows used in investing activities includes a net €83 million outflow related to the acquisition of our partner’s 49% interest in the Bowling Green joint venture.

Cash flows from financing activities were €4 million for the first half of 2019 compared to cash flows from financing activities of €7 million in the same period of the prior year.

Liquidity at June 30, 2019 was €588 million, comprised of €213 million of cash and cash equivalents and €375 million available under our committed lending facilities and factoring arrangements. Liquidity at December 31, 2018 was €669 million.

Net debt was €2,173 million at June 30, 2019 compared to €1,996 million at December 31, 2018.

Outlook

We expect Adjusted EBITDA growth in a range of 13% to 15% in 2019 and over €700 million of

Adjusted EBITDA in 2022.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Recent Developments

On July 9, 2019, Constellium SE called for redemption €100 million of the €300 million outstanding aggregate principal amount of the 4.625% Senior Notes due 2021. The redemption price for the Notes is 100% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date. The Company expects the redemption date for the Notes being redeemed to occur on August 8, 2019.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.7 billion of revenue in 2018.

Constellium’s earnings materials for the second quarter ended June 30, 2019, are also available on the company’s website (www.constellium.com).

Constellium Press release

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Revenue	1,538	1,474	3,074	2,860
Cost of sales	(1,356)	(1,300)	(2,748)	(2,549)
Gross profit	**182**	**174**	**326**	**311**
Selling and administrative expenses	(70)	(59)	(138)	(117)
Research and development expenses	(12)	(10)	(24)	(21)
Restructuring costs	(1)	—	(1)	—
Other gains / (losses) - net	(30)	24	(14)	(23)
Income from operations	**69**	**129**	**149**	**150**
Finance costs - net	(43)	(40)	(89)	(78)
Share of income / (loss) of joint-ventures	—	(9)	5	(12)
Income before income tax	**26**	**80**	**65**	**60**
Income tax expense	(9)	(25)	(24)	(29)
Net income	**17**	**55**	**41**	**31**
Net income attributable to:				
Equity holders of Constellium	16	55	39	31
Non-controlling interests	1	—	2	—
Net income	**17**	**55**	**41**	**31**
Earnings per share attributable to the equity holders of Constellium, in euros per share				
Basic	0.12	0.41	0.29	0.23
Diluted	0.11	0.39	0.28	0.22
Weighted average shares, in thousands				
Basic	136,700	134,562	136,344	134,518
Diluted	140,321	139,034	140,349	139,033

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Constellium Press release

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Net income	**17**	**55**	**41**	**31**
Other comprehensive (loss) / income				
Items that will not be reclassified subsequently to the consolidated income statement				
Remeasurement on post-employment benefit obligations	(34)	2	(62)	27
Income tax on remeasurement on post-employment benefit obligations	8	(1)	15	(7)
Items that may be reclassified subsequently to the consolidated income statement				
Cash flow hedges	2	(23)	(5)	(14)
Net investment hedges	5	—	4	—
Income tax on hedges	—	8	2	5
Currency translation differences	(6)	4	(1)	1
Other comprehensive (loss) / income	**(25)**	**(10)**	**(47)**	**12**
Total comprehensive (loss) / income	**(8)**	**45**	**(6)**	**43**
Attributable to:				
Equity holders of Constellium	(9)	45	(8)	43
Non-controlling interests	1	—	2	—
Total comprehensive (loss) / income	**(8)**	**45**	**(6)**	**43**

8

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

At June 30,

At December 31,

(in millions of Euros)

Assets 2019 2018

Current assets

Cash and cash equivalents 213 164

Trade receivables and other 630 587

Inventories 713 660

Other financial assets 19 30

1,575 1,441

Non-current assets

Property, plant and equipment 1,981 1,666

Goodwill 447 422

Intangible assets 68 70

Investments accounted for under the equity method 1 1

Deferred income tax assets 155 163

Trade receivables and other 67 64

Other financial assets 7 74

2,726 2,460

Total Assets 4,301 3,901

Liabilities

Current liabilities

Trade payables and other 1,120 968

Borrowings 162 57

Other financial liabilities 44 60

Income tax payable 9 8

Provisions 22 46

1,357 1,139

Non-current liabilities

Trade payables and other 28 27

Borrowings 2,216 2,094

Other financial liabilities 25 29

Pension and other post-employment benefit obligations 672 610

Provisions 95 94

Deferred income tax liabilities 21 22

3,057 2,876

Total Liabilities 4,414 4,015

Equity

Share capital 3 3

Share premium 420 420

Retained deficit and other reserves (546) (545)

Equity attributable to equity holders of Constellium (123) (122)

Non-controlling interests 10 8

Total Equity (113) (114)

Total Equity and Liabilities

4,301

3,901

Constellium Press release

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasure-ment	Cash flow hedges and net investment hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2019	**3**	**420**	**(129)**	**(8)**	**3**	**37**	**(448)**	**(122)**	**8**	**(114)**
Net income	—	—	—	—	—	—	39	**39**	2	**41**
Other comprehensive (loss) / income	—	—	(47)	1	(1)	—	—	**(47)**	—	**(47)**
Total comprehensive (loss) / income	**—**	**—**	**(47)**	**1**	**(1)**	**—**	**39**	**(8)**	**2**	**(6)**
Transactions with equity holders										
Share-based compensation	—	—	—	—	—	7	—	**7**	—	**7**
Transactions with non-controlling interests	—	—	—	—	—	—	—	**—**	—	**—**
At June 30, 2019	**3**	**420**	**(176)**	**(7)**	**2**	**44**	**(409)**	**(123)**	**10**	**113**

(in millions of Euros)	Share Capital	Share Premium	Remeasure-ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2018	**3**	**420**	**(147)**	**13**	**(7)**	**25**	**(634)**	**(327)**	**8**	**(319)**
Change in accounting policies	—	—	—	—	—	—	(2)	**(2)**	—	**(2)**
At January 1, 2018 restated	**3**	**420**	**(147)**	**13**	**(7)**	**25**	**(636)**	**(329)**	**8**	**(321)**
Net income	—	—	—	—	—	—	31	**31**	—	**31**
Other comprehensive income / (loss)	—	—	20	(9)	1	—	—	**12**	—	**12**
Total comprehensive income / (loss)	**—**	**—**	**20**	**(9)**	**1**	**—**	**31**	**43**	**—**	**43**
Transactions with Equity holders										
Share-based compensation	—	—	—	—	—	6	—	**6**	—	**6**
Transactions with non-controlling interests	—	—	—	—	—	—	—	**—**	—	**—**
At June 30, 2018	**3**	**420**	**(127)**	**4**	**(6)**	**31**	**(605)**	**(280)**	**8**	**(272)**

10

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Three months ended June 30,

Three months ended June 30,

Six months ended June 30,

Six months ended June 30,

(in millions of Euros)

2019

2018

2019

2018

Net income

Adjustments:

Depreciation and amortization 17

60 55

46 41

117 31

90

Finance costs - net 43 40 89 78

Income tax expense 9 25 24 29

Share of loss / (income) of joint-ventures — 9 (5) 12

Unrealized losses / (gains) on derivatives - net and from

remeasurement of monetary assets and liabilities - net 15 (12) (17) 41

Losses on disposal 1 3 2 4

Other – net 4 3 6 5

Interest paid

Income tax paid

(26) (5)

(24) (10)

(78) (11)

(60) (11)

Change in trade working capital: Inventories

(9)

(63)

24

(94)

Trade receivables 46 (55) (29) (196)

Trade payables (9) 26 104 108

Margin calls — — 5 —

Change in provisions and pension obligations (4) (6) (15) (11)

Other working capital (14) (19) 3 (32)

Net cash flows from / (used in) operating activities 128 18 260 (6)

Purchases of property, plant and equipment

(71)

(50)

(130)

(97)

Acquisitions of subsidiaries, net of cash acquired — — (83) —

Proceeds from disposals net of cash 1 — 1 —

Equity contributions and loans to joint-ventures — (13) — (13)

Other investing activities (4) 3 (4) 6

Net cash flows used in investing activities (74) (60) (216) (104)

(Repayments) / Proceeds from revolving credit facilities and other loans

(55)

4

76

10

Payment of lease liabilities (7) (4) (70) (7)

Transactions with non-controlling interests — — (2) —

Other financing activities — (3) — 4

Net cash flows (used in) / from financing activities (62) (3) 4 7

Net (decrease) / increase in cash and cash

equivalents (8) (45) 48 (103)

Cash and cash equivalents - beginning of period 222 211 164 269

Effect of exchange rate changes on cash and cash

equivalents (1) — 1 —

Cash and cash equivalents—end of period 213 166 213 166

Constellium Press release

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
P&ARP	79	75	138	127
A&T	64	47	116	83
AS&I	30	39	59	75
Holdings and Corporate	(6)	(6)	(11)	(9)
Total	**167**	**155**	**302**	**276**

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Packaging rolled products	212	205	419	404
Automotive rolled products	61	49	122	97
Specialty and other thin-rolled products	11	12	24	24
Aerospace rolled products	31	29	61	56
Transportation, industry and other rolled products	32	36	68	73
Automotive extruded products	31	31	61	60
Other extruded products	35	35	71	71
Total shipments	**413**	**397**	**826**	**785**

(in millions of Euros)				
Packaging rolled products	568	589	1,116	1,125
Automotive rolled products	209	163	439	318
Specialty and other thin-rolled products	44	49	94	96
Aerospace rolled products	224	197	429	376
Transportation, industry and other rolled products	159	159	332	323
Automotive extruded products	199	178	387	347
Other extruded products	149	149	304	297
Other and inter-segment eliminations	(14)	(10)	(27)	(22)
Total revenue	**1,538**	**1,474**	**3,074**	**2,860**

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NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros) Three months ended

June 30, 2019 Three months ended

June 30, 2018 Six months ended

June 30, 2019 Six months ended

June 30, 2018

Net income 17 55 41 31

Income tax expense 9 25 24 29

Income before income tax 26 80 65 60

Finance costs – net 43 40 89 78

Share of (income) / loss of joint-ventures — 9 (5) 12

Income from operations 69 129 149 150

Depreciation and amortization 60 46 117 90

Restructuring costs 1 — 1 —

Unrealized losses / (gains) on derivatives 14 (11) (17) 43

Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net

1

—

—

(1)

Share-based compensation costs 4 3 7 6

Metal price lag (A) 13 (20) 31 (24)

Start-up and development costs (B) 3 5 5 9

Losses on disposals 1 3 2 4

Bowling Green one-time costs related to the acquisition (C)

—

—

6

—

Other 1 — 1 (1)

Adjusted EBITDA 167 155 302 276

(A) Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B) For the six months ended June 30, 2019 and 2018, start-up and development costs include €5 million and €9 million, respectively, related to new projects in our AS&I operating segment.

(C) For the six-months ended June 30, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step-up.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

Three months ended

June 30, 2019

Three months ended

June 30, 2018

Six months ended

June 30, 2019

Six months ended

June 30, 2018

Net cash flows from / (used in) operating activities 128 18 260 (6)

Purchases of property, plant and equipment (71) (50) (130) (97) Equity contributions and loans to joint-ventures — (13) — (13) Other investing activities (4) 3 (4) 6

Free Cash Flow 53 (42) 126 (110)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros) At June 30,

2019 At December

31, 2018

Borrowings 2,378 2,151

Fair value of cross currency basis swaps, net of margin calls 8 9

Cash and cash equivalents

(213)

(164)

Cash pledged for issuance of guarantees — —

Net debt 2,173 1,996

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.